As filed with the Securities and Exchange Commission on August 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________________

SYMYX TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
____________________

87155s108
(CUSIP Number of Class of Securities (Underlying Common Stock))
____________________

Rex Jackson
Executive Vice President and Chief Financial Officer
Symyx Technologies, Inc.
1263 East Arques Avenue
 Sunnyvale, California 94085
(408) 764-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* _____________________	Amount of Filing Fee** _____________________
$4,134,193	$162.47

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 2,888,939 shares of the issuer’s Common Stock and have a value of $4,134,193, calculated using the Black-Scholes method, as of August 8, 2008

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $162.47	Filing Party: Symyx Technologies, Inc.
Form or Registration No.: 005-58389	Date Filed: August 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on August 12, 2008 (the “Offer”), in connection with the offer by Symyx Technologies, Inc. (“Symyx”) to certain option holders to exchange outstanding options to purchase shares of Symyx’s common stock that have an exercise price that is equal to or greater than $12.00 per share for replacement options to purchase a reduced number of shares of Symyx’s common stock at a fixed exercise price per share that is equal to the fair market value of Symyx’s common stock on the date the replacement options are granted. The Amendment is being filed in order to file as an exhibit to the Schedule TO the transcript of an internet webcast from Symyx to eligible optionees regarding the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 12 of the Schedule TO is hereby amended and restated as follows:

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008.
99.(a)(1)(B)*	Form of Election Form.
99.(a)(1)(C)*	Form of Notice of Withdrawal.
99.(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.
99.(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.
99.(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.
99.(a)(1)(G)*	E-Mail dated August 12, 2008 from Global Shares to holders of Eligible Option Grants.
99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on April 29, 2008 and incorporated herein by reference.
99.(a)(1)(J)	Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on May 13, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 and incorporated herein by reference.
99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(a)(1)(M)	Transcript of Webcast Transmitted on August 26, 2008
(b)	Not applicable.
99.(d)(1)	Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
99.(d)(2)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(3)
Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 4.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on February 5, 2002 and incorporated herein by reference.

99.(d)(4)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 10.7 to Symyx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.

99.(d)(5)	Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 99.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(d)(6)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 10.29 to Symyx’s Current Report on Form 8-K filed with the SEC on November 8, 2007 and incorporated herein by reference.

99.(d)(7)
Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(8)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

*           Previously filed with the Schedule TO filed with the SEC on August 12, 2008, and incorporated herein by reference.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008

Symyx Technologies, Inc.

By:	/s/ Rex S. Jackson
Rex S. Jackson
Executive Vice President and
Chief Financial Officer

The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:
INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008.
99.(a)(1)(B)*	Form of Election Form.
99.(a)(1)(C)*	Form of Notice of Withdrawal.
99.(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.
99.(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.
99.(a)(1)(F)*	Form of E-Mail Reminder of Expiration Date.
99.(a)(1)(G)*	E-Mail dated August 12, 2008 from Global Shares to holders of Eligible Option Grants.
99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on April 29, 2008 and incorporated herein by reference.
99.(a)(1)(J)	Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on May 13, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 and incorporated herein by reference.
99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(a)(1)(M)	Transcript of Webcast Transmitted on August 26, 2008
(b)	Not applicable.
99.(d)(1)	Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
99.(d)(2)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(3)
Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 4.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on February 5, 2002 and incorporated herein by reference.

99.(d)(4)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 10.7 to Symyx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.

99.(d)(5)	Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 99.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(d)(6)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 10.29 to Symyx’s Current Report on Form 8-K filed with the SEC on November 8, 2007 and incorporated herein by reference.

99.(d)(7)
Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(8)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

*           Previously filed with the Schedule TO filed with the SEC on August 12, 2008, and incorporated herein by reference.